EXHIBIT 99.1

For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 Or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Announces its Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. August 10, 2020 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced its financial results for the fourth quarter and its fiscal year ended March 31, 2020.

The Company reported the following for its fourth quarter and fiscal year ended March 31, 2020:

•	For the fourth quarter ended March 31, 2020, sales decreased $910,144 (20.1%) to $3,613,786 from $4,523,930 from the comparable period last year. USI reported a net loss of $3,492,290, or $1.51 per basic and diluted share compared to a net loss of $270,836, or $0.12 per basic and diluted share for the comparable period of the previous year.
•	For the 12 months ended March 31, 2020, sales decreased $2,785,016 (15.8%) to $14,803,024 versus $17,588,040 for the fiscal year ended March 31, 2019. The Company reported a net loss of $5,813,891, or $2.51 per basic and diluted share, versus a net loss of $1,347,986 or $0.58 per basic and diluted share, for the same period last year.

Harvey Grossblatt, President and Chief Executive Officer said, “Included in the fourth quarter results was the previously reported sale of the Company’s 50% interest in its Hong Kong Joint Venture. The sale, which occurred on March 31, 2020, resulted in a loss of $2,472,620. In addition, the Hong Kong Joint Venture ceased production for approximately one month during the fourth quarter ended March 31, 2020 due to the COVID-19 pandemic. As a result we recorded a loss of approximately $218,000 from of the operations of the Hong Kong Joint Venture during the fourth quarter. The COVID-19 pandemic also contributed to our reduced sales in the quarter as many of our customers were temporarily closed.”

“Our year end results included a charge of $2,472,620 from the previously reported sale of our 50% interest in the Hong Kong Joint Venture, as well as our share of the Hong Kong Joint Venture’s net loss in the amount $1,369,655. The primary reasons for lower sales and gross margins during the fiscal year ended March 31, 2020 include generally lower sales and the impact of the COVID-19 pandemic.

The COVID-19 pandemic has continued to affect our sales in our first quarter ended June 30, 2020, but sales are expected to be higher in our current second quarter ending September 30, 2020, as most of our customers have returned to full operations and we have added new retail customers.”

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 48 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)
	Three Months Ended March 31,
	2020	2019
Net sales	$3,613,786	$4,523,930
Net loss	(3,492,290)	(270,836)
Net loss per share – basic and diluted	(1.51)	(0.12)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

	(AUDITED)
	Fiscal Year Ended March 31,
	2020	2019
Net sales	$14,803,024	$17,588,040
Net loss	(5,813,891)	(1,347,986)
Net loss per share – basic and diluted	(2.51)	(0.58)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS
	March 31,
	2020	2019
Cash	$93,794	$374,472
Accounts receivable and amount due from factor	2,446,533	3,015,412
Inventory	5,123,959	6,852,305
Prepaid expenses	113,145	145,190
TOTAL CURRENT ASSETS	7,777,431	10,387,379

INVESTMENT IN HONG KONG JOINT VENTURE	-	8,441,889
PROPERTY AND EQUIPMENT – NET	346,477	19,998
OTHER ASSETS	53,189	57,660
TOTAL ASSETS	$8,177,097	$18,906,926

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$1,561,665	$1,851,591
Short-term portion of operating lease liability	158,578	-
Accounts payable– Trade	505,904	616,444
Accounts payable – Eyston Company Ltd.
Accrued liabilities	266,409	4,962,023
	225,377	603,008
TOTAL CURRENT LIABILITIES	2,717,933	8,033,066

ACCOUNTS PAYABLE – Eyston Company Ltd. - noncurrent	839,831	-
LONG-TERM PORTION OF OPERATING LEASE LIABILITY	171,120	-
TOTAL LONG-TERM LIABILITIES	1,010,951	-

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares outstanding at March 31, 2020 and 2019	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
(Accumulated Deficit)	(8,460,757)	(2,646,866)
Accumulated other comprehensive income	-	611,756
TOTAL SHAREHOLDERS’ EQUITY	4,448,213	10,873,860
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,177,097	$18,906,926